

SI 16014525 )N

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SEC
Mail Processing Section
MAR 0 ... Washington DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 42152 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lek Securities Corporation and Subsidiary

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 52nd Floor
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Hanuka, CPA 212.509.5252
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

## OATH OR AFFIRMATION

I, Daniel M. Hanuka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lek Securities Corp and Subsidiary, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State: New York
County: New York
Sworn before me this 26 day of February 2016.

Daniel M. Hanuka
Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

JASON KUTNER
Notary Public, State of New York
Qualified in Westchester County
No. 01KU6272755
My Commission Expires 11/19/2016

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LEK SECURITIES CORPORATION AND SUBSIDIARY

## CONTENTS



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Lek Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiary as of December 31, 2015. This consolidated financial statement is the responsibility of Lek Securities Corporation and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiary as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 1, 2016

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

# LEK SECURITIES CORPORATION AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

**December 31, 2015**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 8,339,066 |
| Restricted cash | 54 |
| Cash segregated under federal and other regulations | 126,860,376 |
| Receivables from clearing organizations and other broker dealers | 15,740,506 |
| Commissions receivable | 1,659,887 |
| Due from customers | 8,091,080 |
| Due from brokers | 6,352,099 |
| Deposits with clearing organizations | 8,327,663 |
| Securities borrowed | 66,265,511 |
| Securities owned: | |
| Marketable, at fair value | 108,394 |
| Not readily marketable, at estimated fair value | 929,980 |
| Property and equipment, net | 1,095,602 |
| Prepaid expenses and other assets | 237,987 |
| Total assets | $ 244,008,205 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities** | |
| Securities loaned | $ 46,223,744 |
| Payable to clearing organizations and other broker dealers | 856,564 |
| Due to customers | 136,261,598 |
| Due to brokers | 19,003,370 |
| Securities sold, not yet purchased, at fair value | 4,283 |
| Lines of credit | 18,657,000 |
| Accounts payable and accrued expenses | 4,825,661 |
| Due to parent | 2,257,480 |
| Total liabilities | 228,089,700 |
| **Commitments and contingencies (Notes 12 and 15)** | |
| **Subordinated borrowings** | 2,282,714 |
| **Stockholder's equity** | |
| Common stock - $1.00 par value; | |
| 10,000 shares authorized, 725.667 shares issued and outstanding | 726 |
| Additional paid-in capital | 1,875,541 |
| Retained earnings | 11,759,524 |
| Total stockholder's equity | 13,635,791 |
| Total liabilities and stockholder's equity | $ 244,008,205 |

*See accompanying notes to consolidated financial statement.*

## 1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990, under the laws of the state of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the New York Stock Exchange and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc., Options Clearing Corporation and S.D. Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Rox Systems, Inc. ("Rox") was incorporated on April 14, 2005, under the laws of the state of Illinois. Rox Systems, Inc. is the owner of the registered trademarks ROX and GATEWAY TO THE MARKETS and the owner of the ROX trading system and various other trade and clearing related software. The trademarks, copyrights and software are licensed to Lek Securities Corporation.

## 2. Summary of significant accounting policies

*Basis of Presentation and Principles of Consolidation*

In accordance with accounting principles generally accepted in the United States of America ("GAAP"), the Company has consolidated the results of Rox's operations, because the Company is the primary beneficiary of Rox. Rox is dependant on the Company for most of its income consisting of licensing fees, for the use of its trademarks, copyrights and software.

The consolidated financial statements include the accounts of Lek Securities Corporation and its variable interest entity, Rox Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements were approved by management and available for issuance on February 29, 2016.

*Foreign Currency Translation and Transactions*

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the consolidated statement of operations.

*Cash and Cash Equivalents*

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

## 2. Summary of significant accounting policies (continued)

*Commissions Receivable and Reserve for Doubtful Accounts*

The Company carries its commissions receivable at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors, which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

*Revenue and Expense Recognition from Securities Transactions*

The Company records commission revenues and expenses on a trade-date basis. Securities transactions made by customers are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2015, the Company has advanced cash under securities borrowed agreements of $66,265,511. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2015, the Company has received collateral under securities loaned agreements of $46,223,744.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

*Property and Equipment*

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets.

| Asset | Estimated Useful Lives |
|---|---|
| Leasehold improvements | Term of lease |
| Computer hardware | 4 years |
| Furniture and fixtures | 5 years |

*Income Taxes*

The Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2015.

## 2. Summary of significant accounting policies (continued)

*Income Taxes (Continued)*

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Derecognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

The Company files an income tax return in the U.S. federal jurisdiction, and files income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by principal taxing authorities for years before 2012.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

*Soft Dollar Arrangements*

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, market data services and other expenses permissible by Rule 28(e).

*Use of Estimates*

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**2. Summary of significant accounting policies (continued)**

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

## 2. Summary of significant accounting policies (continued)

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (Continued)*

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

*Valuation Techniques*

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

## 3. Cash segregated under federal and other regulations

Cash of $126,860,376 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2015, for the Company to meet its responsibility to segregate reserve funds.

## 4. Receivables from and payable to clearing organizations and other broker dealers

Amounts receivable from and payable to clearing organizations and other broker dealers at December 31, 2015, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $ 1,247,760 | $ 692,352 |
| Receivable from/payable to clearing organizations | 14,492,746 | 164,212 |
| | $ 15,740,506 | $ 856,564 |

## 5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2015:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2015 |
|---|---|---|---|---|
| **Assets** | | | | |
| Securities Owned: | | | | |
| Marketable, at fair value: | | | | |
| Corporate stocks and options | $ 108,394 | $ - | $ - | $ 108,394 |
| Not readily marketable, at estimated fair value | - | - | 929,980 | 929,980 |
| | $ 108,394 | $ - | $ 929,980 | $ 1,038,374 |
| **Liabilities** | | | | |
| Securities sold, not yet purchased, at fair value: Corporate stocks | $ 4,283 | $ - | $ - | $ 4,283 |

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $929,980. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. The Company values its securities owned, not readily marketable, using the market approach. The unobservable inputs include a book value multiple of one. There was a $815,950 change in the Level 3 assets, measured at fair value for the year ended December 31, 2015.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3).

| | |
|---|---|
| Balance, January 1, 2015 | $ 114,030 |
| Purchases | 815,950 |
| Balance, December 31, 2015 | $ 929,980 |

## 6. Property and equipment

Details of property and equipment at December 31, 2015, are as follows:

| | | |
|---|---|---|
| Leasehold improvements | $ | 2,092,464 |
| Computer hardware | | 3,208,245 |
| Furniture and fixtures | | 652,975 |
| | | 5,953,684 |
| Less: accumulated depreciation and amortization | | (4,858,082) |
| Net book value | $ | 1,095,602 |

Depreciation and amortization expense was $408,791 for the year ended December 31, 2015.

## 7. Due to and from customers and brokers

Due to and from customers and brokers balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the consolidated financial statements.

## 8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. In these types of transactions, the Company will introduce the two parties and earn a spread.

## 9. Lines of credit

The Company has available lines of credit agreements with financial institutions to borrow up to $92,500,000, as shown in the table below. The credit line facilities expire on the dates seen below. Borrowings are due on demand and bear interest at an agreed upon rate between the financial institution and the Company. At December 31, 2015, the Company has borrowed $18,657,000 under two of the credit facilities, of which a portion is secured by customer pledged securities.

| Security | Renewal/ Expiration Date | Total Commitment | Amounts Outstanding |
|---|---|---|---|
| Line of credit | 6/30/2017 | $ 60,000,000 | $ 13,657,000 |
| Line of credit | 10/30/2016 | 25,000,000 | - |
| Line of credit | 5/31/2016 | 7,500,000 | 5,000,000 |
| | | $ 92,500,000 | $ 18,657,000 |

The Company has an agreement with Bank United for a letter of credit in an amount not to exceed $665,555 with Brookfield Properties OPP Co. LLC. The letter of credit shall be extended automatically without amendment for additional one-year periods from the present or any future expiration date, unless notified in writing not to renew. The letter of credit is set to expire no later than April 30, 2021.

## 10. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than 10 years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2015, the cumulative options activity is as follows: 98 options had been granted, 83 had been exercised, and 14 had been cancelled.

On September 1, 2009, all holders in the plan relinquished their rights under the plan in exchange for options of Holdings under a stock options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the Company's plan are substantially the same in the Holdings Plan.

The Company accounts for stock-based compensation in accordance with GAAP, which requires the Company to recognize compensation expense for all new share-based payments made to employees of the Company by Holdings based on the fair value of the share-based payment at the date of grant.

### 10. Stock option plan (continued)

Under the fair value recognition provisions on stock-based compensation, cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

A summary of the status of the options as of December 31, 2015, and changes during the year then ended, is presented below:

| | Number of Options | Exercise Price | Remaining Contractual Life |
|---|---|---|---|
| Outstanding at January 1, 2015 | 1 | $ 16,580 | 3 years |
| Issued | - | - | |
| Exercised | - | - | |
| Outstanding at December 31, 2015 | 1 | $ 16,580 | 3 years |

### 11. Subordinated borrowings

At December 31, 2015, the Company has subordinated borrowings from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 16) under the SEC's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

> $201,571, $46,000, and $50,000 loan agreements to a shareholder of Holdings which mature on December 31, 2016, December 31, 2016, and January 14, 2017, respectively, and bear interest at 10% per annum.
>
> $40,000, $1,234,143, $561,000, and $150,000 loan agreements to a shareholder of Holdings which mature on April 4, 2016, December 31, 2016, December 31, 2016, and January 14, 2017, respectively, and bear interest at 10% per annum.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2015, total interest paid on these loans was $228,271.

### 12. Contingencies

The Company has been named as a defendant in an administrative complaint by the Department of Market Regulation of FINRA ("Department"). The complaint relates to areas of supervision of order flow of direct market access clients, SEC's short sale rule, "blue line" trading, Regulation SHO and NYSE market on close orders. On November 14, 2013, the hearing board issued a decision imposing a censure and a fine of $775,000 against the Company, which has been accrued in the consolidated statement of operations. On December 6, 2013, the Company filed a request for review of the decision. On February 6, 2015, the Department's Board of Directors affirmed the hearing board's decision but reduced the fine by $200,000 and required the firm to pay a smaller fine of $575,000. The Company has filed an additional appeal with the SEC.

### 12. Contingencies (continued)

The Company and its CEO have been named as defendants in an administrative complaint by the FINRA Department of Enforcement. The complaint relates to the alleged failure to establish and implement certain policies and procedures relating to AML procedures, compliance of customer transactions and supervision of accounts. The Department of Enforcement requested that the Company be fined $425,000 and that Mr. Lek be fined $25,000 and suspended for four months. A hearing was held in February 2014. On December 30, 2014, the Hearing Panel issued a decision finding that the Company and Mr. Lek did not violate the portfolio margining rules. The decision found that the Company did not have reasonable anti-money laundering policies and procedures and fined the Company $100,000, which has been accrued in the consolidated statement of operations. The Company has filed an appeal with FINRA's National Adjudicatory Counsel concerning the Hearing Panel's decision regarding the firm's AML procedures.

The Company and certain key employees have received regulatory inquiries during the year and have been in the process of responding to them. To the best of our knowledge, none of the inquiries have resulted in the filing of any complaint, other than as described above.

### 13. Related-party transactions

The Company has receivables with Lek Securities UK Limited in the amounts of $20,142 and $50,000, which are included in receivables from clearing organizations and other broker dealers and accounts receivable, respectively, on the consolidated statement of financial condition at December 31, 2015. These receivables are non-interest bearing and due on demand. Lek Securities UK Limited is authorized and regulated by the Financial Services Authority.

The Company provides custody, execution and clearing services for Lek Securities UK Limited. At December 31, 2015, included in due to customers and due to brokers on the consolidated statement of financial condition is $203 and $8,549,078, respectively.

The Company provides custody, execution and clearing services for Lek Securities Europe BV. At December 31, 2015, included in due to brokers on the consolidated statement of financial condition is $173,612.

The Company provides custody, execution and clearing services for shareholders of Holdings and employees who elect to maintain brokerage accounts with the Company.

In the ordinary course of business, the Company enters into note payable agreements with the Parent Company. At December 31, 2015, $2,257,480 was due to Parent under these agreements. These agreements bear interest at 2% per annum and are due on demand.

### 14. Profit sharing plan

The Company has a qualified, non-contributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2015, the Company made plan contributions of $358,175.

## 15. Commitments

The Company leases office space under operating lease agreements in New York and Chicago. The Chicago lease expires on December 31, 2017, and the New York lease expires on February 28, 2021.

In October 2009, the Company entered into the aforementioned lease agreement to rent office space in New York, which expires on February 28, 2021. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $665,555 which has been satisfied by a standby letter of credit (see Note 9).

In accordance with the terms of the October lease agreement, the Company received an eight-month lease abatement of $436,082. The effect of the rent abatement is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred rent liability of $367,511, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2015.

In accordance with the terms of the October lease agreement, the Company was awarded a work allowance from the landlord in the amount of $634,441, all of which was received as of December 31, 2015. The effect of the work allowance is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred liability of $318,786, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2015.

The following are the approximate minimum annual lease payments for the years ending December 31:

| Year ending December 31: | Amount |
|---|---|
| 2016 | $ 756,000 |
| 2017 | 757,000 |
| 2018 | 726,000 |
| 2019 | 726,000 |
| 2020 | 726,000 |
| Thereafter | 121,000 |
| | $ 3,812,000 |

Rent expense under these agreements for the year ended December 31, 2015, was $757,564.

## 16. Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2015, the Company had net capital of $11,416,973 which was $9,916,973 in excess of its required net capital of $1,500,000 under Rule 15c3-1.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 4, 2016, to comply with its December 31, 2015 requirements, cash in the amount of $118,979,235 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $4,288,314.

The PAB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of December 31, 2015, the Company had $7,881,141 segregated in a special reserve account for the exclusive benefit of customers, which was less than the requirement by $124,307 in accordance with its PAB calculation. The Company was required to and deposited $500,000 on January 4, 2016.

## 17. Subsequent events

The Company has evaluated all subsequent events through the date of issuance of the consolidated statement of financial condition and has determined that no subsequent events have occurred that would require disclosure in the consolidated statement of financial condition.

## 18. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the consolidated statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition. The Company enters into these positions, from time to time, as it conducts business for its customers.

## 19. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has selected these banks based on their strong capital base and limited exposure to subprime debt and other toxic assets. Management believes that in the unlikely event that these banks were to fail, the U.S. government would protect these deposits.

Revenues to customers outside the United States approximated 61% in 2015.